

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2021

Sean Woolverton
Chief Executive Order and Director
SILVERBOW RESOURCES, INC.
920 Memorial City Way
Suite 850
Houston, Texas 77024

      Re: SILVERBOW RESOURCES, INC.
           Registration Statement on Form S-3
           Filed October 8, 2021
           File No. 333-260142

Dear Mr. Woolverton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Arthur Tornabene-Zalas at 202-551-3162 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Energy & Transportation

cc: Hillary Holmes